UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER:	000-53560
CUSIP NUMBER:	67572P 101

(Check One):	[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [ X] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

	For Period Ended:	September 30, 2014

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I - REGISTRANT INFORMATION

OCTAGON 88 RESOURCES, INC.
Full Name of Registrant

Former Name if Applicable

Hochwachtstrasse 4
Address of Principal Executive Office (Street and Number)

Steinhausen CH. 6312
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

[X]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Form 10-Q for the three months ended September 30, 2014 will not be submitted by the deadline due to a situation where the workload exceeds available personnel.     We were not able to complete all of the financial information required to allow sufficient time for our independent auditors to be able to finalize their review and provide their consent by the filing deadline of November 14, 2014.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Guido Hilekes	41	79 237 62 18
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

Yes [X] No [ ]

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Yes [X] No [ ]
Management is anticipating reporting significant changes to our operating results related to increased operations period over period. For the three month periods ended September 30, 2014 and 2013 we expect to incur a net loss from operations of $1,183,568 and $201,185, respectively. The significant increase in losses is primarily due to stock based compensation expense of $567,488 which was recorded during the three month period ended September 30, 2014 with no comparative expense for the same period ended September 30, 2013.   In addition during the current three month period the Comapny incurred substantially increased professional fees of $111,113 compared to $18,795 in the prior three months ended September 30, 2013 as the Company addressed certain corporate compliance related filings.  Other general and administrative expenses are expected to increase to $49,195 for the three months ended September 30, 2014 from $7,036 for the three months ended September 30, 2013, and we incurred exploration expenses of NIL in the current three month period compared to $29,066 in the prior comparative period ended September 30, 2013.  During the three months ended September 30, 2014, we  also expect to incur losses from equity investments of $408,500 as a result of the Company’s investments in CEC North Star Energy Ltd. with a comparable loss of $94,833 for the three months ended September 30, 2013 as CEC North Star undertook various exploration activies with increased operational overhead and financing expense during the current three month period.

OCTAGON 88 RESOURCES, INC.
Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 14, 2014	By:	/s/ Guido Hilekes
		Name:	Guido Hilekes
		Title:	President

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).